UNITED STATES OF AMERICA
                                before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.            Report for Period
24 Prime Parkway                        July 1, 2001 to
Natick, MA  01760                       September 30, 2001
                                        Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended September 30, 2001. See
    Exhibit A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the nineteenth day of October 2001.

                                   Select Energy Services, Inc.
                                   By: /s/ Linda A. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance